SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission file number 000-54863

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eaton Puerto Rico Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation plc

25-26 Fitzwilliam Hall

Fitzwilliam Place

Dublin 2, Ireland

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EATON PUERTO RICO
RETIREMENT SAVINGS PLAN

Date: June 23, 2014	By:	Eaton Pension Administration Committee

	By:	/s/ K. D. Semelsberger
K. D. Semelsberger
Senior Vice President and Controller
Eaton Corporation

EATON PUERTO RICO

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2013

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 11

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	12

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Pension Administration Committee and the

Pension Investment Committee—Eaton

We have audited the accompanying Statement of Net Assets Available for Benefits of The EATON PUERTO RICO RETIREMENT SAVINGS PLAN as of December 31, 2013 and 2012, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets Held for Investment Purposes at Year End is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.

Certified Public Accountants

June 23, 2014

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Eaton Puerto Rico Retirement Savings Plan

	December 31
	2013	2012
ASSETS
Receivable—Employer contributions	$30,138	$23,802
Receivable—Employee contributions	74,280	60,373

Total Receivables	104,418	84,175

Investments:
Vanguard Retirement Savings Trust II	24,516,625	22,354,891
Eaton Shares Fund	8,337,373	6,604,185
Vanguard Institutional Index	4,421,089	3,056,202
Vanguard Balanced Index Fund	1,622,621	1,294,412
Vanguard Developed Markets Index	939,754	674,757

Total Investments	39,837,462	33,984,447

Net Assets Available for Benefits at Fair Value	39,941,880	34,068,622

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(664,706)	(1,125,400)

Net Assets Available for Benefits	$39,277,174	$32,943,222

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Eaton Puerto Rico Retirement Savings Plan

	Year Ended December 31
	2013	2012
Additions to Net Assets Attributed to:
Contributions:
Employer	$1,058,539	$917,080
Employee	2,749,664	2,371,324

	3,808,203	3,288,404

Interest and dividend income	749,200	796,100
Net unrealized/realized appreciation	3,813,629	1,853,971

Total Additions	8,371,032	5,938,475

Deductions from Net Assets Attributed to:
Benefits paid to participants	2,037,055	1,815,821
Administrative expenses	25	78

Total Deductions	2,037,080	1,815,899

Net Increase	6,333,952	4,122,576

Net Assets Available for Benefits:
Beginning of Year	32,943,222	28,820,646

End of Year	$39,277,174	$32,943,222

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

1	Description of Plan

The following description of The Eaton Puerto Rico Retirement Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective the close of business on December 31, 2010, Cutler-Hammer Electrical Company (the “Company” and “Plan Sponsor”) established the Eaton Puerto Rico Retirement Savings Plan. The Company is a subsidiary of Eaton Corporation plc (“Eaton”). The Plan is intended to be qualified only under Sections 1081.01(a) and (d) of the PRIRC. The Plan was amended and restated April 1, 2013.

Eligibility:

The Plan provides that all full-time employees rendering service in Puerto Rico, not covered under a collective bargaining agreement of an employing company (including the Company and Eaton Corporation), are eligible to participate in the Plan immediately upon employment.

Contributions:

Employee Contributions—Employees may elect to make before-tax contributions to the Plan up to a maximum of 30% of their compensation. Newly hired employees are automatically enrolled in the Plan at a rate of 6% of eligible compensation.

Employer Contributions (Matching)—The Company has agreed to make a voluntarily matching contribution of 50% of the employee contributions not to exceed 3% of the total compensation of the employee.

Employer Contributions (Retirement)—Beginning April 1, 2013, the Plan provides that certain members shall be eligible for nonelective 4% Eaton Retirement Contributions, not to exceed 4% of their Eaton retirement compensation.

Contributions are subject to limitations on annual additions and other limitations imposed by Section 1081.01(d) of the Puerto Rico Internal Revenue Code, as amended from time to time, as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

1	Description of Plan, Continued

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of Employer Contributions, Plan earnings and transaction costs. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. On termination of service, a participant is eligible to receive a lump-sum amount equal to the vested value of his or her account.

Vesting:

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in the Employer Contributions portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant.

Forfeitures:

Forfeited non-vested accounts totaled $3,914 and $1 as of December 31, 2013 and 2012, respectively. Future employer contributions will be reduced by these amounts.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with PRIRC guidelines.

2	Summary of Significant Accounting Policies

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition:

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The Vanguard Retirement Savings Trust II Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. Participant transactions (purchases and sales) occur daily with no restrictions.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Under the revised accounting standards, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative, management fees and other expenses of the Plan are paid by the Company. Certain transaction costs are paid by the participants.

Plan Termination:

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan’s investment include investments in mutual funds and a collective fund holding investment contracts with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

3	Investments

Banco Popular de Puerto Rico is the Trustee of the Plan. Investments which constitute more than 5% of the Plan’s net assets are:

	2013	2012
Vanguard Retirement Savings Trust II	$24,516,625	$22,354,891
Eaton Shares Fund (A unitized fund of Eaton ordinary shares and cash)	$8,337,373	$6,604,185
Vanguard Institutional Index	$4,421,089	$3,056,202

During 2013 and 2012, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Eaton Shares Fund	$2,520,403	$1,351,670
Mutual funds	1,293,226	502,301

	$3,813,629	$1,853,971

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

4	Tax Status

Management has applied for a determination letter from the Puerto Rico Department of Treasury in accordance with the determination letter filing rules. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2010.

5	Party-in-Interest Transactions

Party-in-interest transactions include the investment in the ordinary shares of Eaton and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2013 and 2012, the Plan received $192,343 and $172,334, respectively, in ordinary share dividends from Eaton.

6	Benefit-Responsive Fund

The Plan holds the Vanguard Retirement Savings Trust II, a fund managed by Vanguard, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

6	Benefit-Responsive Fund, Continued

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average market yield of the Fund for 2013 and 2012 was 1.98% and 2.22%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 1.56% and 1.82%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable. The issuer may terminate the contract for cause at any time.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

7	Fair Value Measurements

In accordance with ASC 820, the Plan categorized financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

• Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Registered Investment Companies (Mutual Funds) and Separate Accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Guaranteed Investment Contract: Valued at the net unit value of units held by the trust at year end. The unit value is determined by the Total Value of Fund Assets divided by the Total Number of Units of the Fund owned.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

7	Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Total
Registered Investment Companies:
Large-cap equity funds	$4,421,089	$—	$4,421,089
Balanced funds	1,622,621	—	1,622,621
International equity funds	939,754	—	939,754

Total	6,983,464	—	6,983,464

Guaranteed Investment Contracts:
Stable value funds	—	24,516,625	24,516,625

Separate Accounts:
Company stock funds	—	8,337,373	8,337,373

Total investments at fair value	$6,983,464	$32,853,998	$39,837,462

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Total
Registered Investment Companies:
Large-cap equity funds	$3,056,202	$—	$3,056,202
Balanced funds	1,294,412	—	1,294,412
International equity funds	674,757	—	674,757

Total	5,025,371	—	5,025,371

Guaranteed Investment Contracts:
Stable value funds	—	22,354,891	22,354,891

Separate Accounts:
Company stock funds	—	6,604,185	6,604,185

Total investments at fair value	$5,025,371	$28,959,076	$33,984,447

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Eaton Puerto Rico Retirement Savings Plan

EIN 98-0474648

Plan Number 002

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Vanguard Retirement Savings Trust II—see Footnote 1	Guaranteed Investment Contract	N/A	$23,851,919
*	Eaton Shares Fund	Separate accounts	N/A	8,337,373
	Vanguard Institutional Index	Mutual Funds	N/A	4,421,089
	Vanguard Balanced Index Fund	Mutual Funds	N/A	1,622,621
	Vanguard Developed Markets Index	Mutual Funds	N/A	939,754

				$39,172,756

Footnote 1—denotes contract value

*	Party-in-interest to the Plan.